Diversified Financial Resources Corp.
Fu Xi Technology & Industry Park, Nan Feng County
Jiang Xi Province, P. R. China
******

August 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:  Matthew Marlbeck, Esq.
         Staff Accountant

Re: Diversified Financial Resources Corp.
                        Item 4.01 Form 8-K
                        Filed July 26, 2006
                        File Number: 000-22373

Gentlemen:

    Thank you for your comment letter dated August 1, 2006 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment to the referenced current report on Form 8-K/A (the “Current Report”) of Diversified Financial Resources Corp. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed July 26, 2006

1.
Please amend your Form 8-K to revise the statement that your "Board of Directors made the decision to replace its independent auditors…" to state specifically whether your former auditor resigned, declined to stand for re-election, or was dismissed.

Response:

We have revised the statement to state specifically that the former auditor was dismissed.

2.
With respect to your disclosure regarding disagreements between you and your former auditors, please revise your document to cover the interim period from the date of the last audited financial statements to July 3, 2006, the date of termination of your relationship with Mendoza Berger & Company LLP. See Item 304(a)(1)(IV) of regulation S-B. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Response:

We have revised the statement to cover the interim period from the date of the last audited financial statements to July 3, 2006.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Chen, Quan Long, President
Chen, Quan Long, President